May 19, 2011

VIA EDGAR

Mr. Kevin L. Vaughn Accounting Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington DC, 20549

Re:	St. Jude Medical, Inc. Form 10-K for the fiscal year ended January 1, 2011, Filed March 2, 2011 File No. 1-12441

Dear Mr. Vaughn:

On behalf of St. Jude Medical, Inc. (the “Company”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), in a letter dated April 28, 2011 (the “Comment Letter”).  For ease of reference in this letter, the Commission’s comments contained in the Comment Letter appear directly above the Company’s response.

Form 10-K for the fiscal year ended January 1, 2011

Exhibit 13

Management’s Discussion and Analysis of Financial Condition, page 1

1.     Comment:

Please refer to page 9 of Exhibit 13.  Please tell us, and revise future filings to clarify, the reasons underlying the changes in each of the line items you discuss, including the impact attributable to price, volume and new products.  As one example only, instead of merely stating that “[t]he increase in AF net sales was driven by operational net sales growth,” expand to explain the reasons for the sales growth.

Response:

We consider materiality when discussing the underlying reasons for the changes in our net sales for each operating segment.  We also disclose the sales growth by similar class of products for each operating segment.  We believe our disclosure of sales by similar class of products helps to explain the underlying reasons for the sales growth for each operating segment.  The disclosure in our fiscal year 2010 Form 10-K MD&A also addresses other impacts to our net sales, including organic sales growth (“operational sales growth”), foreign currency impacts and incremental sales from acquisitions.  When applicable, we also explain when other material items impact our net sales, such as when a competitor’s temporary suspension of sales in 2010 benefitted our CRM operating segment net sales.  The primary factors impacting our net sales for all operating segments has been sales growth resulting from new product launches, continued market penetration of our existing products and our acquisition activity.

Securities and Exchange Commission

May 19, 2011

For example, in our AF operating segment, our access, diagnosis, visualization, recording and ablation products assist physicians in diagnosing and treating atrial fibrillation and other irregular heart rhythms.  AF 2010 net sales increased 13% compared to the prior year due to the continued increase in electrophysiology (EP) catheter ablation procedures as well as our on-going rollout of recently approved EP ablation catheters internationally, including the Therapy™ Cool Flex™ irrigated ablation catheter and the Safire Blu™ Duo and Therapy™ Cool Path™ Duo bi-directional irrigated ablation catheters.  Additionally, 2010 net sales increased over 2009 due to continued market penetration and new product offerings in our Swartz and Agilis families of EP introducers.  Foreign currency translation had a favorable impact on AF 2010 net sales of $5.2 million compared to 2009.

Similar to the above AF operating segment discussion, in future filings we will expand our disclosure to explain the reasons for the sales growth, including more detailed discussion of our new product launches and continued market penetration, which have been driving our sales growth period over period.

Liquidity, page 14

2.     Comment:

We note from your disclosures on page 51 that you have not recorded U.S. deferred income taxes on $1.9 billion on non-U.S. subsidiaries’ undistributed earnings.  We further note from your liquidity discussion a portion of your cash balances will not be available for use in the U.S., unless they are repatriated into the U.S.  Please revise future filings to quantify the amount of cash and cash equivalents that are currently held by your foreign subsidiaries or tell us why no revision in future filings is necessary.  Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

In future filings we will quantify the amount of cash and cash equivalents that are held by our foreign subsidiaries.

Securities and Exchange Commission

May 19, 2011

3.     Comment:

Please refer to note 2 on page 20 of your definitive proxy statement.  Please tell us, and revise future filings to clarify, to which credit facility the pledge relates and the material terms of the pledge.  Also tell us, with a view toward disclosure in future filings, why the pledge is necessary given your disclosure in the penultimate paragraph on page 14 of Exhibit 13.  Please also note your disclosure obligations pursuant to Item 404 of Regulation S-K.

Response:

The pledge referred to in footnote 2 of the beneficial ownership table of our proxy statement is a pledge of shares that is personal to our Chairman, President and CEO, Dan Starks.  As of March 15, 2011, Mr. Starks owned 6,486,116 shares of the Company’s common stock.  Two and a half million of those shares are pledged by Mr. Starks in support of a personal line of credit, not a credit facility to which the Company is a party.  This arrangement is strictly personal to Mr. Starks and was disclosed to comply with Item 403 of Regulation S-K, which requires that any shares beneficially held by management or a director nominee that are pledged as security, be identified as such.  The disclosure in the penultimate paragraph of page 14 of Exhibit 13 relates to our Company’s liquidity requirements and situation.  Given Mr. Starks’ personal line of credit has no bearing on, or relationship to, the Company’s liquidity needs, we do not believe these two distinct and separate disclosures need to be reconciled.  We also acknowledge our disclosure obligations under Item 404 of Regulation S-K.

Item 11.  Executive Compensation, page 25

4.     Comment:

We note from your disclosure on page 31 of your definitive proxy statement that payouts under your annual incentive awards program were based, in part, on adjusted earnings per share.  We also note that following establishment of that target in December 2009, you repurchased more than 15 million outstanding shares.  Please tell us, and revise future applicable filings to clarify, whether and, if so, how the share repurchases factored into the determination that 125% of that target was achieved.

Response:

We excluded the impact of the repurchase of 15.4 million shares on weighted average shares outstanding when calculating fiscal year 2010 adjusted earnings per share for determining actual payouts of performance measures under our annual incentive program.  In other words, the determination of the 125% payout was not impacted by the share repurchases.  To the extent applicable in future filings, we will clarify whether and, if so, how share repurchases factored into the determination of the performance measures actual payouts.

Securities and Exchange Commission

May 19, 2011

Note 2 – Acquisitions and Minority Investment, page 34

Fiscal Year 2010, page 34

5.     Comment:

We note that you determined that the trademark assets acquired in conjunction with the AGA Medical, Inc. acquisition have indefinite useful lives.  Please explain to us the factors you considered in concluding that these assets have indefinite useful lives in accordance with the FASB Accounting Standards Codification 350-30-35.  Additionally please explain to us the methodology you used to determine fair value of the trademark assets.

Response:

Determination of Indefinite Useful Life

In connection with our AGA Medical, Inc. (“AGA”) acquisition, we determined that certain acquired trademark and tradename intangible assets had indefinite useful lives, in accordance with FASB Accounting Standards Codification (ASC) 350-30-35.  The following represents our evaluation and conclusions:

AGA’s trademarks and tradenames contribute to the value of its business and are widely recognized within the medical device industry and therefore, meet the separability criterion of an identifiable intangible asset.  AGA markets and sells substantially all of its products1 under the AMPLATZER trademark, which is recognized as a global leader in structural heart defect occlusion devices.  The name started to gain recognition in the late 1990s when several AMPLATZER occlusion devices were first approved.  These devices offered a less invasive transcatheter approach to treating structural heart defects, resulting in widespread adoption.  Since that time, these AMPLATZER occlusion devices have held a market leading position and are estimated to have a market share over 80%.  Typically, products in the medical device industry succeed solely due to their clinical outcomes; however, due to the groundbreaking research and credibility of Dr. Kurt Amplatz2, the AMPLATZER name has become synonymous with clinical excellence, and is widely recognized by name alone among the principal customers, interventional cardiologists.

_________________

1 AGA devices include the AMPLATZER® Septal Occluder, AMPLATZER® Vascular Plug, AMPLATZER® Duct Occluder, AMPLATZER® Muscular VSD Occluder, AMPLATZER® PFO Occluder, AMPLATZER® Cardiac Plug, among others.  AMPLATZER devices are distributed through a network of direct sales and distributors in over 100 countries.  More than 450,000 AMPLATZER devices have been shipped and more than 1,650 peer-reviewed articles have been published in medical literature supporting the benefits of AMPLATZER devices through 2010.

2 Dr. Amplatz, a world-renowned professor and researcher at the University of Minnesota's Department of Radiology, was a co-founder of AGA in 1995.  Dr. Amplatz received the Society of Interventional Radiology's Gold Medal in 1996 in recognition of his contributions to the field, and he is credited with more than 700 journal articles, books and abstracts in the field of radiology.

Securities and Exchange Commission

May 19, 2011

Further, the Company acquired from AGA certain contractual agreements with Dr. Amplatz that require all current products and future developed products to bear the AMPLATZER brand.  This marking requirement survives any termination of the contractual agreements, continuing into perpetuity for as long as any device or product utilizing the related technology is sold, even after Dr. Amplatz is deceased.

Considering all of the above, we noted no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the AMPLATZER trademark.  The Company intends to continuously use the AMPLATZER trademark on both current and future generation devices and there is no foreseeable limit on the period of time in which the trademark is expected to contribute to the future cash flows of the Company. We therefore determined the AMPLATZER trademark had an indefinite useful life and in accordance with FASB ASC 350-30-35-16, we will continue to evaluate this assessment each reporting period.

Fair Value Methodology

The income approach was used in determining the fair value of our trademark assets.  Specifically, we applied the royalty savings method (or relief of royalty method) and estimated the fair value of the trademark assets by discounting the royalties “saved” by virtue of ownership of the trademarks as well as any tax benefits related to ownership.

In determining the appropriate royalty rate to be used in the analysis, we considered a return on assets analysis for the business, which considers the return available for the trademarks after taking a return for net working capital, fixed assets, and other intangible assets valued with consideration to goodwill.  We also considered other qualitative attributes of the trademarks such as the relative importance of the trademarks in the sales process and the relative importance of the trademarks in relation to other acquired assets of AGA.

Using estimated AGA product revenue projections through fiscal year ending 2029, we calculated the present value of the after-tax royalty savings.  We also included the present value of a tax amortization benefit component using a market participant taxing perspective, and because the trademark assets were considered to have an indefinite-life, we included the present value of a terminal year value.

In future filings, we will expand our Critical Accounting Policies and Estimates disclosure in our MD&A to discuss the valuation approach used to determine the fair value of our indefinite-life trademark assets.

Securities and Exchange Commission

May 19, 2011

Note 2 – Commitments and Contingencies, page 40

Litigation, page 40

6.     Comment:

We note your disclosures regarding various pending litigation.  We further note your disclosure of certain amounts accrued related to the Silzone® Litigation.  For any loss contingencies for which you have not recorded accruals or for which exposure to loss exists in excess of the amount accrued, please revise future filings to include the disclosures required by paragraph 450-20-50-4 of the FASB Accounting Standards Codification.

Response:

For any loss contingencies for which we have not recorded accruals or for which exposure to loss exists in excess of the amount accrued, we will revise future filings to include the disclosures required by paragraph 450-20-50-4 of the FASB Accounting Standards Codification.

Note 6 – Shareholders’ Equity, page 44

Share Repurchases, page 44

7.     Comment:

We note that during the fiscal year ended you repurchase 15.4 million shares of common stock for $625.3 million.  Please reconcile this to your disclosure in your statement of cash flows which indicates that the value of the common stock repurchased was $590.8 million.  Revise your future filings as necessary.

Response:

The disclosure in Note 6 – Shareholders’ Equity that we repurchased 15.4 million shares of common stock for $625.3 million during the fiscal year ended January 1, 2011 was based on the “trade date” of the repurchase transaction.  The disclosure in our statement of cash flows that the value of the common stock repurchased was $590.8 million is based on the cash payment “settlement date” (trade date + 3 days) of the repurchase transaction. The difference results from repurchase trade dates executed before our fiscal year end with settlement dates after our fiscal year end.

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Securities and Exchange Commission

May 19, 2011

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses set forth above are fully responsive to the Commission’s comments but remain available to discuss with you at your earliest convenience any additional questions the staff may have regarding the Company’s disclosures.  Please feel free to call me directly at (651) 756-4326.

Sincerely,

/s/ John C. Heinmiller

John C. Heinmiller

Executive Vice President and

Chief Financial Officer

cc:           Gary L. Tygesson, Dorsey & Whitney LLP